                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended  December 31, 1996
                                -----------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _______________


Commission File Number   1-9684
                       ---------



        CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
--------------------------------------------------------------------------------
                             (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
--------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



          115 South Acacia Avenue, Solana Beach, California 92075-1803
--------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CHART HOUSE ENTERPRISES, INC.
                               RESTAURANT EMPLOYEES 401(k) PLAN

                              By:  The 401(k) Plan Committee


Date:  May 28, 1997           /s/LEWIS M. JACKSON
                              -------------------
                              Lewis M. Jackson
                              Chairman


                              /s/JOHN L. ANDERSON
                              -------------------
                              John L. Anderson
                              Member


                              /s/CANDACE R. FORSYTHE
                              ----------------------
                              Candace R. Forsythe
                              Member


                              /s/KEITH L. HINDENLANG
                              ----------------------
                              Keith L. Hindenlang
                              Member


                              /s/STEPHEN J. MCGILLIN
                              ----------------------
                              Stephen J. McGillin
                              Member


                              /s/ANNETTE M. PECK
                              ------------------
                              Annette M. Peck
                              Member

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES AS OF

                               DECEMBER 31, 1996

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To Chart House Enterprises, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN as of December 31, 1996, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan as of December 31, 1996 and the changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A and B are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules, and fund information, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                      ARTHUR ANDERSEN LLP


San Diego, California
May 28, 1997

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Statement of Net Assets Available for Plan Benefits
As of December 31, 1996



                                        1996
                                    -----------
Investments, at Market Value:
   Total Investment in Master
    Trust                             1,523,567
                                    -----------

   Total Assets                       1,523,567

Less - Excess Contributions Payable        (744)
    Non-Allocable Forfeitures            (1,810)
    Overdeposit of Contribution          (5,530)
                                    -----------

Net Assets Available for Plan
 Benefits                           $ 1,515,483
                                    ===========


        The accompanying notes are an integral part of this statement.

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1996

                                                                       1996
-----------------------------------------                           ----------
Net Assets Available for Plan Benefits at Beginning of Year         $        -
Transfer from Chart House Enterprises, Inc. Corporate Employees
 401(k) Plan (See Note 1)                                            1,523,602
                                                                    ----------

Receivable from Trustee                                                      -

Contributions -
   Company                                                              51,484
   Participant                                                         318,072
                                                                    ----------

                                                                       369,556
                                                                    ----------

Dividend Income and Capital Gain Distributions                          15,106
Net Appreciation (Depreciation) in Fair Value from Master
Trust Investments                                                       16,068
                                                                    ----------

                                                                        31,174
                                                                    ----------

Net Transfer of Funds                                                        -
                                                                    ----------

Distributions from Termination, Withdrawals and Excess
 Contributions                                                        (405,761)
                                                                    ----------

Non-Allocable Forfeitures                                               (3,088)
                                                                    ----------

       Net Increase (Decrease)                                          (8,119)
                                                                    ----------

Net Assets Available for Plan Benefits at End of Year               $1,515,483
                                                                    ==========

         The accompanying notes are an integral part of this statement.

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
         --------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                               DECEMBER 31, 1996
                               -----------------



(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the William Mercer Incorporated (the "Administrator") and all plan investments are held by SBS Trust Company, a division of Smith Barney Shearson Company (the "Trustee"). Participation in the Plan is available to substantially all restaurant employees of the Company and its subsidiaries, with a job title classification of J01 through J99, who have completed at least one year and 1,000 hours of service and who have reached the age of 21.

Effective January 1, 1996, the assets and liabilities of Chart House Enterprises Corporate Employees 401(k) Plan (Formerly the Chart House Enterprises, Inc. 401(k) Plan), pertaining to employees with job classification titles from J01 through J99, were transferred to the Plan.

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed $1,250 for the Plan year, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Plan's trustee in one or more specified funds (see Note 2) as designated by each participant. Company contributions are invested among the available funds in accordance with the participants election to their investment account.

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon (the "Employer Accounts") is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts are to be used solely to offset future Company matching contributions.

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments, with remaining balance distributed at the end of the quarter. If the termination of services is for any other reason, distribution of benefits will be made in a lump sum payment. Participants may apply for hardship distributions under certain circumstances.

The Company reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the value of each participant's account will become fully vested and non-forfeitable. In no event may the assets of the Plan revert to the Company.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Description and Valuation of Investments
----------------------------------------

Investment funds available to the participants include (1) an equity fund (managed by Provident Investment Council) which invests primarily in equity securities with emphasis on capital appreciation; (2) a balanced fund (managed by Value Line Asset Management) which invests in both common stocks and higher quality fixed-income securities with equal emphasis on current income and capital appreciation; (3) an income fund (managed by Howe & Rusling Investment Management) which invests in high quality debt securities with emphasis on current income; (4) a money market fund (managed by Boston Safe Deposit and Trust Company), which invests in short-term U.S. Government Securities with emphasis on current income to the extent consistent with preservation of capital; and (5) the Company stock fund.

Plan investments are held by SBS Trust Company (a division of Smith Barney Shearson Company) under a trust agreement effective July 1, 1993. Investments in securities (summarized on Schedule A) are valued at their quoted market prices.

Master Trust Allocation
-----------------------

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan. The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for plan benefits. A summary of the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:

                                          1996            1995
                                       ----------       ----------
Investments, at Market Value:
 Equity Account                        $2,296,609       $1,781,475
 Balanced Account                       1,686,413        1,533,739
 Income Account                           465,498          571,427
 Money Market Account                   1,001,660        1,135,420
 Company Stock                            882,151        1,382,595
 Contribution and Disbursement              4,500           11,825
                                       ----------       ----------
                                        6,336,831        6,416,481
Receivables                                11,475              783
Liabilities                               (65,105)        (169,506)
                                       ----------       ----------

Net Assets of the Master Trust         $6,283,201       $6,247,758
                                       ==========       ==========


Allocations of the net assets of the Master Trust to participating plans as of December 31, 1996 is as follows:

                                                         1996
                                                ---------------------
                                                  Amount      Percent
                                                -----------   -------
         Chart House Enterprises, Inc.
          Corporate Employees 401(k) Plan        $4,767,718     75.88
         Chart House Enterprises, Inc.
          Restaurant Employees 401(k) Plan        1,515,483     24.12
                                                 ----------    ------

                                                 $6,283,201    100.00
                                                 ==========    ======

Income from the Master Trust allocated to the participating plans for the years ended December 31, 1996 and 1995 is as follows:

                                                          1996            1995
                                                  ----------------   --------------
     Interest Income                                      $  1,623        $    (193)
     Income on Equity Account                               20,158           13,921
     Income on Balanced Account                             31,894           33,022
     Income on Income Account                               36,948           42,977
     Income on Money Market Account                         38,592           39,463
     Income on Common Stock Account                            453            1,153
     Income on Contribution and Disbursement
      Account                                                  443              235
     Net Appreciation in Fair Value of
      Investments                                          138,434         (100,880)
                                                          --------        ---------

     Net Investment Income                                $268,545        $  29,698
                                                          ========        =========

The net appreciation in the fair value of investments in the Master Trust by major investment category for the years ended December 31, 1996 and December 31, 1995 is as follows:

                                      1996              1995
                               ---------------    ---------------
     Equity Account                  $ 384,114          $ 305,537
     Balanced Account                  226,977            251,701
     Income Account                    (32,320)            42,046
     Money Market Account               11,071             (1,013)
     Common Stock Account             (443,534)          (706,639)
     Contribution and Disbursement
     Account                            (7,874)             7,488
                                     ---------          ---------
     Net Appreciation in Fair Value
      of Investments                 $ 138,434          $(100,880)
                                     =========          =========

Income Tax Status
-----------------

The Company intends to apply for a determination letter from the Internal Revenue Service. The Plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.

Distributions Due to Terminated Participants
--------------------------------------------

Account balances for participants that have terminated but have yet to be paid as of the end of the year have been included in the net assets available for plan benefits. This amount will be presented as a distribution in the statement of changes in net assets available for plan benefits when actually paid. At December 1996 this amount totalled $314,747.


(3)  ADMINISTRATIVE EXPENSES
     -----------------------

In the current year, the Plan's administrative expenses are paid by the Company. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction related costs, such as commissions, are deducted from proceeds at the time of the transaction.


(4)  PARTY-IN-INTEREST AND REPORTABLE TRANSACTIONS
     ---------------------------------------------

No prohibited transactions with "parties-in-interest", as defined under ERISA, occurred during 1996.

Five-percent reportable transactions, as defined under ERISA, which occurred during 1996 are summarized on Schedule B.

                                                                      SCHEDULE A
CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996


Equity Account
(Managed by Provident
 Investment Council)               Units                      Market
Asset Description                  Held          Cost         Value
-----------------                 ------       -------       -------
Short Term Investments
Reserve Deposit Acct. (RDA VI)    15,269       $15,269       $15,269

Equities and Convertibles
American Intl Group Inc.              41         2,835         4,417
Associates First Cap Corp. CL A      141         5,426         6,210
Federal Home Ln Mtg Corp. -
 Common                               60         4,656         6,622
Federal Natl Mtg Assn                500        12,473        18,799
First USA Inc.                       188         4,225         6,497
MBNA Corp.                           475        12,772        19,753
MGIC Invt Corp. Wis                   72         2,066         5,472
Amgen Inc.                           166         9,283         9,016
Cardinal Health Inc.                 164         5,895         9,532
Elan Plc ADR                          74         2,135         2,467
Healthsouth Corp.                    141         3,851         5,436
Lilly Eli & Co.                      107         6,939         7,804
Medtronic Inc.                       233         8,042        15,875
Merck & Co. Inc.                     128         7,811        10,163
Oxford Health Plans Inc.             205         6,136        12,011
Pfizer Inc.                          281        15,406        23,361
Gillette Co.                         123         5,513         9,584
Nike Inc. CL B                       118         7,291         7,069
Tommy Hilfiger Corp. ORD             106         5,302         5,079
Accustaff Inc.                        95         2,936         2,005
CUC Intl. Inc.                       265         6,306         6,428
Circus Circus Enterprises Inc.       108         3,875         3,713
Disney Walt                          128         8,073         8,918
First Data Corp.                     540        11,987        19,702
Hospitality Franchise Sys Inc.       243         8,693        14,535
Home Depot Inc.                       92         4,630         4,593
Kohls Corp.                           93         2,956         3,639
Mirage Resorts Inc.                  404         8,167         8,729
Paychex Inc.                          90         2,279         4,624
Republic Inds. Inc.                  192         2,916         5,988
Safeway Inc. New                     169         7,561         7,229
Service Corp. Intl.                  193         4,106         5,407
Staples                              195         3,867         3,515
Enron Corp.                          119         4,001         5,128
Schlumberger Ltd.                     51         5,029         5,121
Tasco Corp., New                      60         2,962         4,747


CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996


Equity Account - Continued
(Managed by Provident
 Investment Council)               Units                     Market
Asset Description                   Held          Cost        Value
-----------------                 ------       -------       -------
ADC Telecommunications Inc.          120         3,709         3,735
Analog Devices Inc.                  240         4,788         8,130
Andrew Corp.                          84         2,506         4,434
Automatic Data Processing Inc.        58         1,707         2,479
British Sky Broadcasting Group
 Plc Sponsored ADR                    71         2,180         3,723
Ceridian Corp.                        89         4,450         3,623
Cisco Sys Inc.                       196         6,472        12,493
Computer Assoc Intl Inc.             240         8,272        11,940
Computer Sciences Corp.               83         4,786         6,809
Danka Business Sys Plc
 Sponsored ADR                       110         4,443         3,898
Electronic Data Sys. Corp. New       119         6,239         5,143
Lucent Technologies Inc.             191         8,990         8,830
Microsoft Corp.                      312         8,945        25,778
Oracle Corp.                         303         5,083        12,633
Gucci Group NV SHS NY Registry        48         3,691         3,066
Monsanto Co.                         158         4,565         6,149
Ascend Communications Inc.            72         5,329         4,473
Thermo Electron Corp.                150         6,199         6,183
Tyco Intl Ltd.                       195         6,028        10,324
Ericsson L M Tel Co. ADR Cl B
 SEK 10                              749        11,059        22,623
Worldcom Inc.                        249         5,729         6,483
AES Corp.                            112         5,314         5,225
Boston Scientific Corp.              141         7,192         8,444
                                              --------      --------

Total Equity Account                          $361,346      $501,075
                                              ========      ========

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996


Balanced Account
(Managed by Value Line Asset
 Management)                     Units                        Market
Asset Description                 Held         Cost           Value
-----------------               ------        -------        -------
Short-Term Investments
Reserve Deposit Acct. (RDA
 VI)                            23,748        $23,748        $23,748

Government
United States Treasury Notes    32,613         32,511         33,576
(2/28/95 7 1/8% 2/29/2000)

Equities and Convertibles
American Bankers Ins. Group Inc.    65          2,780          3,335
American Financial Group Inc.       98          3,290          3,693
American Intl Group Inc.            37          2,547          3,972
Dime Bancorp. Inc. New             326          4,320          4,810
Fifth Third Bancorp                 86          3,010          5,377
First Empire St. Corp.              16          3,848          4,696
Green Tree Financial Corp.         130          2,560          5,039
Greenpoint Financial Corp.          82          2,344          3,873
Amgen Inc.                          98          3,280          5,320
Healthcare Compare Corp.            98          2,960          4,146
Johnson & Johnson                  110          2,941          5,484
Medtronic Inc.                      98          3,718          6,653
Merck & Co. Inc.                    65          2,636          5,194
Millipore Corp.                     98          3,351          4,048
Schering Plough Corp.               82          3,124          5,279
Stryker Corp.                      130          2,886          3,897
Coca Cola Co.                       98          2,813          5,149
Gillette Co.                        82          3,450          6,339
CUC International Inc.             171          3,424          4,152
La Quinta Inns Inc.                171          2,369          3,274
Manpower Inc Wis                    98          2,862          3,180
Marriott International Inc.         82          3,710          4,505
Staples Inc.                       183          2,344          3,314
Sysco Corp.                         98          2,691          3,192
ADC Telecommunications Inc.        163          2,548          5,075
Andrew Corp.                        98          3,343          5,192
Cisco Sys Inc.                     163          2,833         10,374
Computer Assoc Intl Inc.           110          2,923          5,476
Danka Business Sys Plc
 Sponsored ADR                     114          3,168          4,038
Emccorp Mass                       130          2,511          4,321
Intel Corp.                         57          3,717          7,473
Microsoft Corp.                     65          3,009          5,389


CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996


Balanced Account - Continued
(Managed by Value Line Asset
 Management)                     Units                        Market
Asset Description                 Held          Cost           Value
-----------------               ------       --------       --------
Oracle Corp.                       122          3,373          5,106
Tellabs Inc.                       130          2,218          4,908
Teradyne Inc.                      130          2,682          3,180
Alco Std Corp.                      98          3,987          5,051
Chemfirst Inc.                     114          1,321          2,640
Getchell Gold Corp.                 81          1,069          3,098
Mississippi Chem Corp. New          38            462            915
Praxair Inc.                       245          5,229         11,281
Arrow Electrs Inc.                  65          3,310          3,490
Black & Decker Corp.               228          6,232          6,877
Moog Inc. CL A                     114          2,479          2,668
Thermo Electron Corp.              122          3,587          5,045
Worldcom Inc.                      163          3,710          4,250
Idex Corp.                          98          2,483          3,901
                                             --------       --------

Total Balanced Account                       $195,711       $274,993
                                             ========       ========

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Income Account
(Managed by Howe & Rusling Investment
 Management)                                           Units                  Market
Asset Description                                      Held        Cost       Value
--------------------------------------------------   ---------   ---------  --------
Short-Term Investments
Reserve Deposit Acct. (RDA VI)                           5,352    $  5,352  $  5,352

Government
United States Treasury Notes                             6,664       7,576     6,982
(7 7/8% 11/15/1999)
United States Treasury Notes                            13,328      14,042    14,030
(7 1/2% 11/15/2001)
United States Treasury Notes                             6,664       6,584     6,656
(6 1/4% 2/15/2003)
United States Treasury Notes                             9,330       8,579     9,083
(5 7/8% 2/15/2004)
United States Treasury Notes                             6,664       7,095     7,012
(7 1/4% 5/15/2004)
United States Treasury Bonds                            26,656      33,012    32,078
(9 3/8% 2/15/2006)
United States Treasury Bonds                             7,997       7,927     8,048
(6 1/2% 8/15/2005)
United States Treasury Bonds                            17,326      17,887    18,000
(7% 7/15/2006)

Corporate
Xerox Cr Corp Note (10% 4/01/99)                         6,664       7,983     7,164
Philip Morris Co. Inc. Notes (7 1/8% 12/01/1999)         6,664       7,038     6,763
Ford Motor Co. Del (9% 9/15/2001)                        2,666       3,173     2,914
                                                                  --------  --------

Total Income Account                                              $126,248  $124,082
                                                                  ========  ========

CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1996

Money Market Account
   (Managed by Boston Safe Deposit & Trust Co.)     Units                  Market
Asset Description                                   Held        Cost        Value
-----------------                                 ---------   ---------   ---------

Employee Benefit Deposit Acct. (EBDA)               456,300    $456,300    $456,300
                                                               --------   ---------

Total Money Market Account                                     $456,300    $456,300
                                                               ========    ========

Company Stock Account
                                                      Units                   Market
Asset Description                                      Held      Cost         Value
-----------------                                   -------- ----------    ----------
Short-Term Investments
Reserve Deposit Acct. (RDA VI)                        1,199  $    1,199    $    1,199

Equities and Convertibles
Chart House Enterprises, Inc.                        34,465     265,774       172,326
                                                             ----------   -----------

Total Company Stock Account                                  $  266,973    $  173,525
                                                             ==========    ==========


Total Investments Held                                       $1,406,578    $1,529,975
                                                             ==========    ===========

                                                                      SCHEDULE B
CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
Item 27D - Schedule of Reportable Transactions
For the Year Ended December 31, 1996



SERIES OF TRANSACTIONS
-----------------------
                                                     Number in Series    Dollar Value Of
  Identity of                                       -----------------   -----------------                     Net Gain
Party Involved          Asset Description           Purchases   Sales   Purchases   Sales         Cost (a)     (Loss)
---------------------   ------------------------    ---------   -----   ---------   --------    ---------    ---------
Chart House
 Enterprises, Inc.      Common Stock                        4      11    $ 48,944   $ 88,787    $121,489     $(32,702)

SBS Trust Co.           Reserve Deposit Account
                        (RDA VI)                           78      64     551,881    600,173     600,173            -

SBS Trust Co.           Employee Benefit Deposit
                        Account (EBDA)                     17      12      77,691    107,014     107,014            -

(a)  Cost was equal to market value on transaction date.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



                                         ARTHUR ANDERSEN LLP


San Diego, California
May 28, 1997